Exhibit 99.1

Here Announces Unaudited Financial Results for the Second Quarter of Fiscal Year 2026

Beijing, March 12, 2026 /GLOBE NEWSWIRE/ - Here Group Limited (NASDAQ: HERE) (“Here” or the “Company”), an IP1-based pop toy company dedicated to creating beloved collectibles and trend-defining experiences, today announced its unaudited financial results for the second quarter of the fiscal year ending June 30, 2026 (the “second quarter of FY 2026”, which refers to the quarter from October 1, 2025 to December 31, 2025).

Financial Highlights for the Second Quarter of FY 20262

●	Revenues for the second quarter of FY 2026 were RMB177.3 million (US$25.3 million), representing an increase of 39.4% from the first quarter of the fiscal year ending June 30, 2026 (the “first quarter of FY 2026”).

●	Net loss from continuing operations, net of income tax for the second quarter of FY 2026 was RMB25.4 million (US$3.6 million), compared with RMB25.8 million in the first quarter of FY 2026.

●	Adjusted net loss from continuing operations[3] for the second quarter of FY 2026 was RMB16.1 million (US$2.3 million), compared with RMB17.1 million in the first quarter of FY 2026.

●	The Company has a total of 18 IPs as of December 31, 2025, including 11 proprietary IPs, 5 exclusive licensed IPs, and 2 non-exclusive licensed IPs.

Mr. Peng Li, Chairman and Chief Executive Officer of Here, commented, “This quarter we achieved revenues of RMB177.3 million, representing a 39.4% increase quarter-over-quarter. It also marks a significant milestone as our first full quarter operating as a fully independent IP trend company. We are firmly committed to executing our strategy centered on IP products and operations, with a sharp focus on IP development and product iteration, while continuously refining our organizational structure and operational foundation. Concurrently, we are strengthening our diversified sales channels to further amplify our IP momentum and drive sustainable sales growth. Our solid execution and strategic clarity position us well to capture the significant opportunities ahead and deliver long-term value to our shareholders as we advance toward our vision of becoming a leading global IP trend company.”

Mr. Dong Xie, Chief Financial Officer of Here, added, “Our revenues exceeded the high end of our guidance, driven by the continued execution of our core IP operation strategy. We are proactively optimizing our revenue mix, with a strategic emphasis on increasing the contribution from offline channels. We believe offline experiences are crucial for IP empowerment, as they effectively enhance user engagement and emotional connection with our IPs. Furthermore, as a dedicated IP trend company, we further refined our cost structure this quarter to better align with our asset-light, high-value-added model centered around IP. We anticipate that these ongoing adjustments will consistently improve our operational efficiency and financial health, solidifying our foundation for sustainable, long-term growth in the global IP trend market.”

[1]	“IP” refers to the design of a single or a series of characters and the underlying intellectual property rights.
[2]	As previously reported, the Company completed the disposal of its Established Business (all the business operations established prior to the acquisition of Shenzhen Yiqi Culture Co., Ltd., including the individual online learning services business, consumer businesses and other businesses aside from the pop toy business) on September 30, 2025. As the disposal met the definition of discontinued operations in accordance with ASC 205-20, the historical financial results of the Established Business were reflected as discontinued operations in the Company’s consolidated financial statements, and the related assets and liabilities associated with discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale.
[3]	Adjusted net loss from continuing operations is a non-GAAP financial measure. For a reconciliation of net loss from continuing operations, net of income tax to adjusted net loss from continuing operations, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for the Second Quarter of FY 2026

Revenues

Revenues were RMB177.3 million (US$25.3 million) in the second quarter of FY 2026, exclusively reflecting the performance of the high-growth pop toys business.

Cost of revenues

Cost of revenues was RMB122.3 million (US$17.5 million) in the second quarter of FY 2026, primarily composed of costs associated with pop toy products sold. The decline in gross margin was mainly attributable to the Company’s strategic expansion of offline channels, which generated lower per-unit margins than direct online sales. This channel diversification strategy is designed to enhance IP engagement and strengthen customer loyalty through physical retail experiences, aligning with the Company’s long-term vision as a leading IP trend company.

Sales and marketing expenses

Sales and marketing expenses were RMB52.8 million (US$7.6 million) in the second quarter of FY 2026, primarily consisting of advertising and promotion expenses and staff compensation. These investments supported brand building and customer acquisition efforts across multiple platforms.

Research and development expenses

Research and development expenses were RMB9.1 million (US$1.3 million) in the second quarter of FY 2026, primarily consisting of IP design and product development expenses.

General and administrative expenses

General and administrative expenses were RMB31.3 million (US$4.5 million) in the second quarter of FY 2026, primarily associated with core corporate functions, including employee compensation, professional service fees, and other operational expenses.

Others, net

Others, net were RMB9.6 million (US$1.4 million) in the second quarter of FY 2026, primarily comprising net income from support service fees charged to the Established Business during the service support period following the deal closing, as well as investment income from both equity-method investment and wealth management products.

Net loss from continuing operations, net of income tax and adjusted net loss from continuing operations

Net loss from continuing operations, net of income tax was RMB25.4 million (US$3.6 million) in the second quarter of FY 2026. Adjusted net loss from continuing operations was RMB16.1 million (US$2.3 million) in the second quarter of FY 2026.

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Net loss from continuing operations per share and adjusted net loss from continuing operations per share4

Basic and diluted net loss from continuing operations per share were RMB0.16 (US$0.02) in the second quarter of FY 2026. Basic and diluted adjusted net loss from continuing operations per share were RMB0.10 (US$0.01) in the second quarter of FY 2026.

Financial Outlook

Based on currently available information, the Company expects its revenues from the pop toy business to be in the range of RMB140.0 million to RMB150.0 million for the third quarter of FY 2026 (which refers to the quarter from January 1, 2026 to March 31, 2026) and in the range of RMB750.0 million to RMB800.0 million for FY 2026 (which refers to the year from July 1, 2025 to June 30, 2026). The forecasts reflect the Company’s current and preliminary views on the pop toy market and its pop toy business operating conditions, which are subject to change.

Recent Developments

2025 Share Repurchase Program

On June 6, 2025, the Company announced that the Board had approved a new share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a purchase period beginning on June 11, 2025 and ending on June 30, 2026 (the “2025 Share Repurchase Program”). As of March 6, 2026, a total of 1.7 million ADSs had been repurchased for an aggregate consideration of US$10.8 million under the 2025 Share Repurchase Program.

Conference Call Information

The Company’s management will hold an earnings conference call at 07:00 A.M. Eastern Time on Thursday, March 12, 2026 (07:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Here Group Limited Q2 FY2026 Earnings Call

Pre-register Link: https://dpregister.com/sreg/10207117/103685ff5fa

All participants may use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive an email with a set of participant dial-in numbers, a passcode, and a unique PIN to join the conference call.

The replay will be accessible through March 19, 2026 by dialing the following numbers:

International: United States Toll Free: Replay Access Code:	1-412-317-0088 1-855-669-9658 8306387

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.heregroup.com.

[4]	Basic and diluted adjusted net loss from continuing operations per share are non-GAAP financial measures. For a reconciliation of basic and diluted net loss from continuing operations per share to basic and diluted adjusted net loss from continuing operations per share, see the “Non-GAAP Financial Measures” section and the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses adjusted net loss from continuing operations and basic and diluted adjusted net loss from continuing operations per ordinary share as its non-GAAP financial measures. Adjusted net loss from continuing operations represents net loss from continuing operations, net of income tax excluding share-based compensation expense. Basic and diluted adjusted net loss from continuing operations per ordinary share represents adjusted net loss from continuing operations attributable to Here Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net loss from continuing operations per ordinary share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss from continuing operations, net of income tax, net loss from continuing operations per ordinary share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on these non-GAAP financial measures, please see the table captioned “Here Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook for Pop Toy Business in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new consumers and to increase the spending and revenues generated from consumers; its ability to maintain and enhance the recognition and reputation of its brands; its expectations regarding demand for and market acceptance of its services and products; expected growth, future trends and competition in the markets that it operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to its various business lines and industries, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

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About the Company

The Company, through its HERE奇梦岛 brand, creates collectible pop toys that spark joy and inspire global culture. With innovative design and storytelling at its core, the Company delivers immersive experiences that connect deeply with collectors worldwide. Guided by joy, integrity, wonder, and co-creation, the Company is building vibrant cultural ecosystems where fans shape and share dreams.

For more information, please visit: https://ir.heregroup.com.

Contact

Investor Relations

Tina Tang

Here Group Limited

Email: ir@heregroup.com

Tel: +852 2988-8279

Robin Yang, Partner

ICR, LLC

Email: Heregroup.IR@icrinc.com

Phone: +1 (212) 537-0429

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30,	December 31,	December 31,
	2025	2025	2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	472,943	167,154	23,903
Restricted cash	20,757	1,043	149
Short-term investments	139,990	561,077	80,233
Accounts receivable, net	29,505	32,623	4,665
Amounts due from related parties	1,577	28,849	4,125
Inventory, net	16,229	111,826	15,991
Prepayments and other current assets	73,434	165,057	23,604
Current assets held for sale	558,316	-	-
Total current assets	1,312,751	1,067,629	152,670

Non-current assets:
Property and equipment, net	9,935	17,073	2,441
Intangible assets, net	65,938	65,272	9,334
Long-term investments	28,254	25,936	3,709
Operating lease right-of-use assets	12,504	27,539	3,938
Goodwill	187,598	187,598	26,826
Other non-current assets	1,475	47,256	6,758
Non-current assets held for sale	43,064	-	-
Total non-current assets	348,768	370,674	53,006
TOTAL ASSETS	1,661,519	1,438,303	205,676

LIABILITIES
Current liabilities:
Short-term borrowings	11,100	3,300	472
Accounts payable	14,321	79,382	11,351
Accrued expenses and other current liabilities	66,168	65,715	9,397
Amounts due to related parties	3,321	7,336	1,049
Income tax payable	9,440	71,903	10,282
Contract liabilities	1,665	2,489	356
Operating lease liabilities, current portion	9,482	10,593	1,515
Current liabilities held for sale	498,516	-	-
Total current liabilities	614,013	240,718	34,422

Non-current liabilities:
Operating lease liabilities, non-current portion	4,617	14,292	2,044
Deferred tax liabilities	72,014	104,026	14,876
Non-current liabilities held for sale	37,912	-	-
Total non-current liabilities	114,543	118,318	16,920
TOTAL LIABILITIES	728,556	359,036	51,342

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	US$

MEZZANINE EQUITY
Non-controlling interests	40,999	221,372	31,656

SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	12
Class B ordinary shares	34	34	5
Treasury stock	(49,054)	(79,889)	(11,424)
Additional paid-in capital	1,066,860	882,743	126,231
Accumulated other comprehensive income	16,507	14,160	2,025
(Accumulative deficit)/retained earnings	(225,431)	40,766	5,829
TOTAL HERE GROUP LIMITED SHAREHOLDERS’ EQUITY	808,997	857,895	122,678
Non-controlling interests	82,967	-	-
TOTAL SHAREHOLDERS’ EQUITY	891,964	857,895	122,678

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,661,519	1,438,303	205,676

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HERE GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended
	September 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	US$

Revenues (including revenues from one related party of RMB3,973 and RMB9,486 for the three months ended September 30, 2025 and December 31, 2025, respectively)	127,147	177,257	25,347
Cost of revenues (including related party transaction of nil and RMB2,679 for the three months ended September 30, 2025 and December 31, 2025, respectively)	(74,725)	(122,267)	(17,484)
Gross Profit	52,422	54,990	7,863

Operating expenses:
Sales and marketing expenses (including related party transaction of RMB2,241 and RMB1,739 for the three months ended September 30, 2025 and December 31, 2025, respectively)	(27,584)	(52,844)	(7,557)
Research and development expenses	(15,820)	(9,066)	(1,296)
General and administrative expenses	(38,146)	(31,295)	(4,475)
Total operating expenses	(81,550)	(93,205)	(13,328)

Loss from operations	(29,128)	(38,215)	(5,465)

Other income:
Interest income	878	3,633	520
Others, net	3,663	9,626	1,376

Loss before income tax	(24,587)	(24,956)	(3,569)
Income tax expense	(1,170)	(458)	(65)

Net loss from continuing operations, net of income tax	(25,757)	(25,414)	(3,634)
Net income from discontinued operations, net of income tax (including gain on disposal of RMB284,737 and nil for the three months ended September 30, 2025 and December 31, 2025, respectively)	318,451	-	-
Net income/(loss)	292,694	(25,414)	(3,634)
Net income attributable to noncontrolling interests	(1,083)	-	-
Net income/(loss) attributable to ordinary shareholders of the Company	291,611	(25,414)	(3,634)
Including：
Net loss from continuing operations attributable to ordinary shareholders of the Company	(26,828)	(25,414)	(3,634)
Net income from discontinued operations attributable to ordinary shareholders of the Company	318,439	-	-

Weighted average number of ordinary shares used in computing net (loss)/income per share
- Basic	163,710,546	163,065,311	163,065,311
- Diluted	163,710,546	163,065,311	163,065,311

Net loss from continuing operations per share attributable to ordinary shareholders of the Company - basic	(0.16)	(0.16)	(0.02)
Net income from discontinued operations per share attributable to ordinary shareholders of the Company - basic	1.95	-	-

Net loss from continuing operations per share attributable to ordinary shareholders of the Company - diluted	(0.16)	(0.16)	(0.02)
Net income from discontinued operations per share attributable to ordinary shareholders of the Company - diluted	1.95	-	-

Other comprehensive loss
Foreign currency translation adjustments, net of nil tax	(1,090)	(1,257)	(180)
Total other comprehensive loss	(1,090)	(1,257)	(180)

Total comprehensive income/(loss)	291,604	(26,671)	(3,814)
Comprehensive income attributable to non-controlling interests	(1,083)	-	-
Total comprehensive income/(loss) attributable to ordinary shareholders of the Company	290,521	(26,671)	(3,814)

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HERE GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for share and per share data)

The following table below sets forth a reconciliation of net loss from continuing operations, net of income tax to adjusted net loss from continuing operations and basic and diluted net loss from continuing operations per share to basic and diluted adjusted net loss from continuing operations per share for the periods indicated:

	For the Three Months Ended
	September 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	US$

Net loss from continuing operations, net of income tax	(25,757)	(25,414)	(3,634)
Less: Share-based compensation expenses	(8,635)	(9,271)	(1,326)

Adjusted net loss from continuing operations	(17,122)	(16,143)	(2,308)
Attributable to noncontrolling interests	(1,071)	-	-
Adjusted net loss from continuing operations attributable to the Company	(18,193)	(16,143)	(2,308)

Weighted average number of ordinary shares used in computing net loss from continuing operations per share
- Basic	163,710,546	163,065,311	163,065,311
- Diluted	163,710,546	163,065,311	163,065,311
Weighted average number of ordinary shares used in computing adjusted net loss from continuing operations per share
- Basic	163,710,546	163,065,311	163,065,311
- Diluted	163,710,546	163,065,311	163,065,311

Net loss from continuing operations per ordinary share
- Basic	(0.16)	(0.16)	(0.02)
- Diluted	(0.16)	(0.16)	(0.02)
Adjusted net loss from continuing operations per ordinary share
- Basic	(0.11)	(0.10)	(0.01)
- Diluted	(0.11)	(0.10)	(0.01)

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HERE GROUP LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a breakdown of revenue by IPs for the periods indicated:

	For the Three Months Ended
	September 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	US$

Revenues
WAKUKU	89,727	129,414	18,506
ZIYULI	20,763	9,504	1,359
SIINONO	12,887	19,229	2,750
Others(1)	3,770	19,110	2,732

	127,147	177,257	25,347

(1)	“Others” refers to revenue generated from all other IPs, such as “MEMIMO”, “FUNII”, “FIILA” and “impopo pix”, and other revenues, aggregated and presented as “Others”.

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